Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 2500
Houston, TX 77046-1173
713 626 1919
www.invesco.com
July 27, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Sector Funds (Invesco Sector Funds) File Nos: 811-03826 and 002-85905
Dear Mr. Di Stefano:
     On behalf of AIM Sector Funds (Invesco Sector Funds) (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you in May, 2010, with regard to Post-Effective Amendment No. 57 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 20, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective May 21, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
     General Comments — Prospectuses
1. Comment: Consider whether a risk regarding high portfolio turnover is needed in the sections entitled, “Principal Risks of Investing in the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings — Risks”.
     Response: If a Fund has a portfolio turnover above 100%, an active trading strategy and risk will been included.

Vincent Di Stefano
Division of Investment Management
June 29, 2010	Page 2

2. Comment: In the investment strategy sections, the prospectus states that the Funds invests “primarily” in certain types of issuers. What is meant by the word “primarily”?
     Response: The word “primarily” will be deleted in the next filing.
3. Comment: In the sections entitled, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, the Funds’ prospectuses state: “The Fund invests primarily in equity securities.” In what types of equity securities will the Fund invest?
     Response: The equity securities in which the Fund can invest are discussed in the Fund’s Statement of Additional Information.
4. Comment: “Derivatives,” “Exchange-Traded Funds,” “American Depositary Receipts,” and “other instruments”, are mentioned in “Principal Investment Strategies of the Fund”. Describe which derivatives and other instruments are principally used by the Fund and include appropriate risk disclosure. Also consider whether “Derivatives Risk,” “Exchange-Traded Funds Risk,” and “Leverage Risk” is necessary.
     Response: “Derivatives,” “Exchange-Traded Funds,” “American Depositary Receipts” and “other instruments” are not used as a principal investment strategy of the Fund. Rather, the mention of “derivatives” and “other instruments” is to indicate that, if they are used, they will count towards meeting the 80% requirement of Rule 35d-1. Accordingly, no further strategy or risk disclosure has been added.
5. Comment: Include the risks of war, expropriation and nationalization in “Foreign Securities Risk”.
     Response: We have included these risks in “Developing Markets Securities Risk”.
6. Comment: Include a general risk stating that investors may lose money investing in the Fund.
     Response: The following disclosure has been included as a general risk:
“As with any mutual fund investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility.”
7. Comment: Under “Performance Information — Annual Total Returns”, remove the sentence “Investor Class shares are not subject to sales loads.”
     Response: The requested change has been made.
8. Comment: The section entitled, “Objective and Strategies,” indicates that “The Fund’s investment objective may be changed by the Board of Trustees without shareholder approval. The Fund will provide shareholders with advance notice of any change to the Fund’s investment objective.” Please add disclosure indicating that shareholders will have 60 days’ notice of any such change.

Vincent Di Stefano
Division of Investment Management
June 29, 2010	Page 3
     Response: The requested disclosure has not been added as the 60-day notice requirement applies only to a change in a Fund’s 80% names rule policy.
Invesco Energy Fund
9. Comment: Are the businesses mentioned in “Energy Industry Sector Risk” affected by additional factors such as fluctuations?
     Response: The version of “Energy Industry Sector Risk” that was previously included only in the statutory section appearing under “Investment Objectives, Risks and Portfolio Holdings — Risks” includes a sentence which discusses “short-term fluctuations” has also been included in the summary section appearing under “Fund Summary — Principal Risks of Investing in the Fund” as well.
10. Comment: “Sector Fund Risk” states that the Fund’s investments are “concentrated”. Unless the fund has a policy to concentrate, use a word other than “concentrated”.
     Response: The Fund has a policy to concentrate so “Sector Fund Risk” remains as is.
Invesco Financial Services Fund
11. Comment: The prospectus states that the Fund is non-diversified and “can invest a greater percentage of its assets in the loans of any one borrower.” Does this Fund invest in loans? Investing in loans is not mentioned elsewhere in the prospectus.
     Response: The strategy to invest in loans has been removed the prospectus.
Invesco Gold and Precious Metals Fund
12. Comment: Does this Fund invest in emerging markets? If so, include the appropriate risk.
     Response: This Fund does not currently invest in emerging markets.
13. Comment: The strategy section states that the Fund invests in “core issuers” and “emerging issuers”? Are there any unique risks to each “type” of company? If so, include the appropriate risks.
     Response: We have included “Small- and Mid- Capitalization Risk” to cover “emerging issuers”.
Invesco Leisure Fund
14. Comment: Consider whether to include the risk of investing in smaller capitalization issuers.
     Response: “Small- and Mid- Capitalization Risk” has been included.

Vincent Di Stefano
Division of Investment Management
June 29, 2010	Page 4
Invesco Technology Fund
15. Comment: Consider whether to include the risk of investing in mid-capitalization issuers.
     Response: “Small- and Mid- Capitalization Risk” has been included.
Invesco Utilities Fund
16. Comment: Consider whether to include the risk of investing in smaller capitalization issuers.
     Response: “Small- and Mid- Capitalization Risk” has been included.
Statement of Additional Information
17. Comment: Clarify that funds that have policies to concentrate have included the definition of concentration in the Statement of Additional Information and “Concentration Risk” in the prospectuses.
     Response: Each fund that concentrates in a particular industry has included “Sector Fund Risk” in its prospectus.
18. Comment: Include board diversity in discussion in “Management of the Trust”.
     Response: The diversity requirement is found in Item 22(b)(15)(ii)(A) of Schedule 14A and 407(c)(2)(vi) of Regulation S-K and is not required to be included in Statements of Additional Information.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ STEPHEN R. RIMES
Stephen R. Rimes, Esq.
Assistant General Counsel